SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31068; File No. 812-14216

Ivy Funds, et al.; Notice of Application

June 2, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act;

pursuant to section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the

Act; pursuant to sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1),

17(a)(2) and 17(a)(3) of the Act; and pursuant to section 17(d) of the Act and rule 17d-1 under

the Act to permit certain joint arrangements.

Summary of the Application: Applicants request an order that would permit certain registered

open-end management investment companies to participate in a joint lending and borrowing

facility.

Applicants: Ivy Funds, Ivy Funds Variable Insurance Portfolios, InvestEd Portfolios, Waddell &

Reed Advisors Funds (each a "Fund" and collectively the "Funds"), Ivy Investment Management

Company ("IICO"), Waddell & Reed Investment Management Company ("WRIMCO").

Filing Dates: The application was filed on September 25, 2013, and amended on March 12,

2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 27, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicants: 6300 Lamar Avenue, Overland Park, Kansas 66202.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. Each Fund is a Delaware statutory trust and is registered with the Commission as an open-end management investment company. Each Fund has issued one or more series having a different investment objective and different investment policies and each such series is deemed to be a Fund. Certain of the Funds either are or may be money market funds that comply with rule 2a-7 of the Act (the "Money Market Funds" and included in the term "Funds"). IICO is a Delaware corporation and WRIMCO is a Kansas corporation, and each is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). IICO is a

wholly-owned subsidiary of Waddell & Reed Financial, Inc. ("WDR") and WRIMCO is an indirect wholly-owned subsidiary of WDR. Each Fund is or will be advised by an Adviser.[1]

2.   At any particular time, those Funds with uninvested cash may lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade "fail" or for other temporary purposes. The Funds currently are not parties to any credit facilities with banks. The Funds have an overdraft facility with their custodian.

3.   The Funds seek to enter into a master interfund lending agreement ("Interfund Lending Agreement") with each other that will allow each Fund to lend to and borrow money directly from each other for temporary purposes ("Interfund Program" and each loan, an "Interfund Loan"). The Money Market Funds typically will not participate as borrowers under the Interfund Program but may do so if it is determined to be in the best interests of such Funds by the applicable Adviser and its respective portfolio manager(s). Applicants state that the Interfund Program would enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes and permit those Funds that have cash available: (i) to earn a return on the money that they might not otherwise be

---

[1]   Applicants request that the order also apply to any existing or future series of the Funds and to any other registered open-end management investment company or its series for which IICO or WRIMCO and each successor thereto or a person controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with IICO or WRIMCO serves as investment adviser (each an "Adviser" and collectively, the "Advisers"). Any Adviser will be registered as an investment adviser under the Advisers Act. All Funds that currently intend to rely on the requested order have been named as applicants and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the application. A "successor" is defined as any entity resulting from a reorganization of either IICO or WRIMCO into another jurisdiction or a change in the type of business organization.

able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Although the proposed Interfund Program would reduce the Funds' need to borrow through custodian overdrafts, in the future, the Funds would be free to establish committed lines of credit or other borrowing arrangements with banks.

4.   Applicants anticipate that the Interfund Program would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. Another example could arise if shareholder redemption requests dramatically increase during a period of unusual market activity and cause the Funds to require short-term liquidity. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, a significant amount of redemption requests normally are effected on a trade date plus 1 (T+1) basis. The proposed Interfund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

5.   Applicants also anticipate that a Fund could use the Interfund Program when a sale of securities "fails" due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may result in a cash shortfall if the Fund has undertaken to purchase securities using the proceeds from securities sold. Alternatively, a Fund could (i) "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost

to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the Interfund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

6.   While custodian overdrafts generally could supply Funds with needed cash to cover unanticipated redemptions and "sales fails," under the proposed Interfund Program, a borrowing Fund would pay lower interest rates than those that would be payable under an overdraft with the custodian. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in overnight repurchase agreements or other substantially equivalent short-term investments. Thus, applicants assert that the proposed Interfund Program would benefit both borrowing and lending Funds.

7.   The interest rate charged to the Funds on any Interfund Loan (the "Interfund Loan Rate") would be determined daily by the Interfund Lending Team (as defined below) and will consist of the average of the "Repo Rate" and the "Bank Loan Rate," both as defined below. The Repo Rate would be the highest rate available to a lending Fund from investing in overnight repurchase agreements. The Bank Loan Rate for any day would be calculated by the Interfund Lending Team on each day an Interfund Loan is made according to a formula established by each Fund's board of trustees (the "Board") intended to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund's Board. In addition, the Board of each Fund would periodically review the

continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund.

8.   Investment professionals and administrative personnel from the Advisers and their affiliates (the "Interfund Lending Team") will administer the Interfund Program. No portfolio manager of any Fund will serve as a member of the Interfund Lending Team. Under the proposed Interfund Program, portfolio managers for each participating Fund would have the ability to provide standing instructions to participate daily as a borrower or lender. The Interfund Lending Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. Once the Interfund Lending Team has determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Team has allocated cash for Interfund Loans, the Interfund Lending Team will invest any remaining cash in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

9.   The Interfund Lending Team will allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as (i) the time a Fund files a request to participate, (ii) minimum loan lot sizes, and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally will be allocated in a manner intended to minimize the number of

6

participants necessary to complete the loan transaction. The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures will be approved by the Board of each Fund, including a majority of the Board members who are not "interested persons" of the Fund, as that term is defined in section 2(a)(19) of the Act ("Independent Board Members"), to ensure that both borrowing and lending Funds participate on an equitable basis.

10.   The Interfund Lending Team would: (a) monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the Interfund Program and the Interfund Loan Rate charged.

11.   The Advisers, through the Interfund Lending Team, would administer the Interfund Program as disinterested fiduciaries as part of their duties under the investment management agreement with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the Interfund Program.

12.   No Fund may participate in the Interfund Program unless: (a) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (b) the Fund has fully disclosed all material information concerning the Interfund Program in its prospectus and/or statement of additional information; and (c) the Fund's participation in the Interfund Program is consistent with its investment objectives, limitations and organizational documents.

13.   In connection with the Interfund Program, applicants request an order under section 6(c) of the Act exempting them from the provisions of sections 18(f) and 21(b) of the Act; under section 12(d)(1)(J) of the Act exempting them from section 12(d)(1) of the Act; under sections 6(c) and 17(b) of the Act exempting them from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements and transactions.

Applicants' Legal Analysis:

1.   Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a controlling influence over the management or policies of a company," but excludes circumstances in which "such power is solely the result of an official position with such company." Applicants state that the Funds may be under common control by virtue of having common investment advisers and/or by having common officers.

2.   Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a)

8

provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of the investment company as recited in its registration statement and with the general purposes of the Act. Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3.   Applicants assert that sections 17(a)(3) and 21(b) of the Act were intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. Applicants assert that the proposed transactions do not raise these concerns because: (a) the Advisers, through the Interfund Lending Team, would administer the Interfund Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund; (b) all Interfund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (c) the Interfund Loans would not involve a greater risk than such other investments; (d) the lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (e) the borrowing Fund would pay interest at a rate lower than otherwise available to it through custodian overdrafts and avoid the up-front commitment fees generally associated with committed lines of credit. Moreover, applicants assert that the other terms and conditions that applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

4.   Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that section.

5.   Applicants state that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1). Applicants also state that any pledge of securities to secure an Interfund Loan by the borrowing Fund to the lending Fund could constitute a purchase of securities for purposes of section 17(a)(2) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors. Applicants submit that the requested exemptions from sections 17(a)(1), 17(a)(2) and 12(d)(1) are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from sections 17(a)(3) and 21(b) and for the reasons discussed below. Applicants state that the requested relief from section 17(a)(2) of the Act meets the standards of section 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or

10

access to collateral for a borrowing (if the lender is another Fund) or the same or better conditions (in any other circumstance).

6. Applicants state that section 12(d)(1) was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. Applicants submit that the proposed Interfund Program does not involve these abuses. Applicants note that there will be no duplicative costs or fees to the Funds or their shareholders, and that each Adviser will receive no additional compensation for its services in administering the Interfund Program. Applicants also note that the purpose of the proposed Interfund Program is to provide economic benefits for all the participating Funds and their shareholders.

7. Section 18(f)(1) of the Act prohibits open-end investment companies from issuing any senior security except that a company is permitted to borrow from any bank, provided, that immediately after the borrowing, there is asset coverage of at least 300 per centum for all borrowings of the company. Under section 18(g) of the Act, the term "senior security" generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. Applicants request exemptive relief under section 6(c) from section 18(f)(1) to the limited extent necessary to implement the Interfund Program (because the lending Funds are not banks). The Funds would remain subject to the requirement of section 18(f)(1) of the Act that all borrowings of a Fund, including combined Interfund Loans and bank borrowings, have at least 300% asset coverage. Based on the conditions and safeguards described in the application, applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed Interfund Program is consistent with the purposes and policies of section 18(f)(1).

8. Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any joint transaction in which the investment company participates, unless, upon application, the transaction has been approved by the Commission. Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

9. Applicants assert that the purpose of section 17(d) is to avoid overreaching by and unfair advantage to insiders. Applicants assert that the Interfund Program is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Applicants assert that each Fund's participation in the proposed Interfund Program would be on terms that are no different from or less advantageous than that of other participating Funds.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.	On each business day, when an Interfund Loan is to be made, the Interfund Lending Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the Repo Rate; and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

3.	If a Fund has outstanding bank borrowings, any Interfund Loan to the Fund will: (a) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (b) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (c) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (d) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement, entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral), and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.	A Fund may make an unsecured borrowing under the Interfund Program if its outstanding borrowings from all sources immediately after the borrowing under the Interfund Program are equal to or less than 10% of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's borrowing under the Interfund Program will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after borrowing under the

Interfund Program exceed 10% of its total assets, the Fund may borrow under the Interfund Program on a secured basis only. A Fund may not borrow under the Interfund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

5.   Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will, within one business day thereafter: (a) repay all its outstanding Interfund Loans; (b) reduce its outstanding indebtedness to 10% or less of its total assets; or (c) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid, or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day, and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.   No Fund may lend to another Fund through the Interfund Program if the loan would cause the lending Fund's aggregate outstanding loans through the Interfund Program to exceed 15% of its current net assets at the time of the loan.

7.   A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.   The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.   The Fund's borrowings through the Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions for the preceding seven calendar days or 102% of the Fund's sales fails for the preceding seven calendar days.

10.   Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.   A Fund's participation in the Interfund Program must be consistent with its investment objectives and limitations, and organizational documents.

12.   The Interfund Lending Team will calculate total Fund borrowing and lending demand through the Interfund Program, and allocate Interfund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Interfund Lending Team will not solicit cash for the Interfund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers of the Funds. The Interfund Lending Team will invest all amounts remaining after satisfaction of borrowing demand in

accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.   The Interfund Lending Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the Funds concerning the participation of the Funds in the Interfund Program and the terms and other conditions of any extensions of credit under the Interfund Program.

14.   The Board of each Fund, including a majority of the Independent Board Members, will (a) review, no less frequently than quarterly, each Fund's participation in the Interfund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (b) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (c) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (d) review, no less frequently than annually, the continuing appropriateness of each Fund's participation in the Interfund Program.

15.   Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Interfund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and bank borrowing, and such other information presented to the Boards of the Funds in connection with the review required by conditions 13 and 14.

16.   In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, the Adviser

promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of the Fund involved in the loan, who will serve as arbitrator of disputes concerning Interfund Loans.[2] The arbitrator will resolve any dispute promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.   The Advisers will prepare and submit to the Board for review an initial report describing the operations of the Interfund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Interfund Program, the Advisers will report on the operations of the Interfund Program at the Board's quarterly meetings.

Each Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the Interfund Program, that evaluates the Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance. Each Fund's chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the Interfund Program, that certifies that the Fund and the Advisers have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

---

[2]   If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

(a)   that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

(b)   compliance with the collateral requirements as set forth in the application;

(c)   compliance with the percentage limitations on interfund borrowing and lending;

(d)   allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

(e)   that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

After the final report is filed, each Fund's independent public auditor, in connection with their audit examination of the Fund, will continue to review the operation of the Interfund Program for compliance with the conditions of the application, and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18.   No Fund will participate in the Interfund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary